28 November 2006

MEDIA RELEASE

Telecommunications Amendment Bill

Not ideal, but we will do our best to work with it – that was Telecom’s reaction today to the Telecommunications Amendment Bill as reported back to Parliament.

“We made it clear that we preferred a simpler form of operational separation which we believed was better suited to New Zealand,” Chairman Wayne Boyd said.

“The Committee has gone for a more complex, three-way separation.

“This form of separation is more complicated and costly than we believe is necessary for New Zealand but we will work to implement it as swiftly as reasonably possible.

“With the reorganisation Telecom has been working on since early this year, Telecom has already made progress down the path that is outlined here.

“We will be doing what we can to settle on detailed undertakings with the Crown with input from the industry.”

Mr Boyd said the whole industry, including Telecom and its customers, need certainty about the future of the regime.

“The important thing is outcomes – for Telecom, customers, the country and the industry. The agreed outcomes are healthy competition and strong investment. To date most of the focus has been on competition; we do continue to urge a balanced focus on investment as well,” Mr Boyd said.

ENDS

For more information please contact:

John Goulter
Public Affairs Manager
04 498 9369
027 232 4304